

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2008

Mr. S. R. Mills
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

      Re: **Archer Daniels Midland Company**
              Form 10-K for Fiscal Year Ended June 30, 2008
              Filed August 29, 2008
              Form 10-Q for Fiscal Quarter Ended September 30, 2008
              Filed November 10, 2008
              File No. 001-00044

Dear Mr. Mills:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 41

1.   We note your disclosure under Management Discussion and Analysis of Financial Condition and Results of Operations on page 25 in which you state that your earnings before income taxes for 2006 included a charge of $15 million resulting

from the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. Explain your accounting policy on assets retirement obligations and tell us your reason for not presenting the required disclosures in the notes to your financial statements. Refer to paragraph 22 of SFAS 143 for detail of the information that is generally disclosed by entities reporting asset retirement obligations.

Note 7. Debt and Financing Arrangements, page 51

2.   We note from your disclosure that the equity units issued in June 2008 are a combination of debt and forward purchase contract for the holder to purchase your common stock. You also state that "… the debt and equity instruments are deemed to be separate instruments…." Tell us how you value and account for the portion of the proceeds attributable to the value of the forward purchase contracts.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief